Filed Pursuant to Rule 424(b)(3)
Registration No. 33-143539

PROSPECTUS SUPPLEMENT NUMBER TWO

FIRST FINANCIAL NORTHWEST, INC. FIRST SAVINGS BANK OF RENTON SAVINGS PLAN

          This prospectus supplement number two supplements the original prospectus supplement dated August 13, 2007 relating to the election by participants in the First Savings Bank of Renton Savings Plan to direct the plan trustee to invest all or a portion of their funds in the plan in the common stock of First Financial Northwest, Inc. This prospectus supplement number two should be read in conjunction with the original prospectus supplement and the prospectus of First Financial Northwest, Inc. dated August 13, 2007.  The First Savings Bank of Renton Savings Plan is referred to in this prospectus supplement number two as the 401(k) Plan.

          Page five of the original prospectus supplement under the heading “Investment of Contributions” describes the investment options available to 401(k) Plan participants, including the purchase of First Financial Northwest, Inc. common stock through the Employer Stock Fund.  Participants may also choose to invest in the following additional investment options under the 401(k) Plan:

Fund	Description

1. Principal LifeTime 2010 Separate Account

This investment seeks a total return consisting of long-term growth of capital and current income. The fund primarily invests in shares of other Principal Investors funds. The underlying funds are intended to give the fund broad exposure to the domestic and foreign equity and fixed income markets. The sub-advisor intends to allocate assets so that within approximately ten to fifteen years after the year 2010, the fund’s assets invested in the underlying funds match the asset allocation of the Principal LifeTime Strategic Income fund.

2. Principal LifeTime 2020 Separate Account

This investment seeks a total return consisting of long-term growth of capital and current income. The fund is a fund of funds, primarily investing in shares of other Principal Investors funds. The underlying funds are intended to give the fund broad exposure to the domestic and foreign equity and fixed income markets. Fund management intends to allocate assets so that within approximately ten to fifteen years after the year 2020, the fund’s assets invested in the underlying funds match the asset allocation of the Principal LifeTime Strategic Income fund.

3. Principal LifeTime 2030 Separate Account

This investment seeks a total return consisting of long-term growth of capital and current income. The fund is a fund of funds primarily investing in shares of other Principal Investors funds. The underlying funds are intended to give the fund broad exposure to the domestic and foreign equity and fixed income markets. Fund management intends to allocate assets so that within approximately ten to fifteen years after the year 2030, the fund’s assets invested in the underlying funds match the asset allocation of the Principal LifeTime Strategic Income fund.

4. Principal LifeTime 2040 Separate Account

This investment seeks a total return consisting of long-term growth of capital and current income. The fund is a fund of funds primarily investing in shares of other Principal Investors funds. The underlying funds are intended to give the fund broad exposure to the domestic and foreign equity and fixed income markets. Fund management intends to allocate assets so that within approximately ten to fifteen years after the year 2040, the fund’s assets invested in the underlying funds match the asset allocation of the Principal LifeTime Strategic Income fund.

5. Principal LifeTime 2050 Separate Account

This investment seeks a total return consisting of long-term growth of capital and current income. The fund is a fund of funds primarily investing in shares of other Principal Investors funds. The underlying funds are intended to give the fund broad exposure to the domestic and foreign equity and fixed income markets. Fund management intends to allocate assets so that within approximately ten to fifteen years after the year 2050, the fund’s assets invested in the underlying funds match the asset allocation of the Principal LifeTime Strategic Income fund.

6. Principal LifeTime Strategic Income Separate Account

This investment seeks current income. The fund is a fund of funds primarily investing  in shares of other Principal Investors funds. The underlying funds are intended to give the fund moderate exposure to the domestic and foreign equity and fixed income markets.  In deciding how to allocate the fund’s assets among the underlying funds, fund management considers long-term asset class returns and volatility assumptions.

          The total percentage return for the prior three years is provided below for each of above-named funds:

Net Investment Performance

	2006	2005	2004

1. Principal LifeTime 2010 Separate Account	11.84%	5.40%	11.62%
2. Principal LifeTime 2020 Separate Account	14.03%	7.49%	12.19%
3. Principal LifeTime 2030 Separate Account	15.13%	8.20%	12.68%
4. Principal LifeTime 2040 Separate Account	15.43%	8.65%	12.86%
5. Principal LifeTime 2050 Separate Account	15.96%	9.17%	13.15%
6. Principal LifeTime Strategic Income Separate Account	8.95%	3.96%	10.92%

          In connection with the First Financial Northwest, Inc. stock offering, the 401(k) Plan has been amended to permit each participant to direct that all or part of the funds in his or her accounts under the 401(k) Plan be transferred to the Employer Stock Fund thereunder, which will be used to purchase First Financial Northwest, Inc. common stock in the stock offering. The trustee of the Employer Stock Fund will follow the participant’s directions and exercise subscription rights to purchase the common stock in the stock offering to the extent provided in First Financial Northwest’s stock issuance plan. Funds in the 401(k) Plan that you do not want to be used to purchase First Financial Northwest, Inc. common stock will remain invested in accordance with your investment instructions in effect at the time. You may instruct the trustee to purchase First Financial Northwest, Inc. common stock by redirecting funds from your existing accounts into the Employer Stock Fund by filing an election form with the plan administrator on or prior to the election deadline.  The procedures and limitations for making a 401(k) Plan investment in the First Financial Northwest, Inc. common stock using 401(k) Plan assets are further described on page 8 of the original prospectus supplement under the heading  “First Financial Northwest, Inc. Common Stock Investment Procedures.”

          Each participant is permitted to make (or change) their election by using the attached BLUE investment election form.   If you have previously made an election and do not wish to change it, then no action is necessary, and that election will be binding unless subsequently modified by a BLUE investment election form.

          The securities offered hereby are not deposits or accounts and are not federally insured or guaranteed.

          The securities offered hereby have not be approved or disapproved by the Securities and Exchange Commission, the Office of Thrift Supervision, or any state securities commission or agency, nor have the agencies passed upon the adequacy of this  prospectus supplement.  Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS SUPPLEMENT IS SEPTEMBER 6, 2007.

INVESTMENT ELECTION FORM

PARTICIPANT ELECTION TO INVEST IN
FIRST FINANCIAL NORTHWEST, INC. COMMON STOCK
(“EMPLOYER STOCK FUND”)

First Savings Bank of Renton Savings Plan

If you would like to participate in the offering using amounts currently in your account in the First Savings Bank of Renton Savings Plan, please complete this form and return it to the Stock Information Center, 208 Williams Avenue South, Renton, Washington, 98057, by no later than 12 Noon, Pacific time, on September 18, 2007.

Participant’s Name (Please Print):

Address:

Street	City	State	Zip Code

Social Security Number:  _____________________________

1.       Background Information

          First Financial Northwest, Inc. will be issuing shares of common stock, par value $0.01 per share (the “Common Stock”), to certain depositors and the public (the “Offering”) in connection with its conversion and reorganization.

          Participants in the First Savings Bank of Renton Savings Plan (the “Plan”) are being given an opportunity to direct the trustee of the Plan  (the “Trustee”) to purchase Common Stock in the Offering with amounts currently in their Plan account.  (Employees who would like to directly purchase shares of Common Stock in the offering with funds other than amounts currently in their Plan account may do so by completing the order form that accompanies the prospectus.)  In connection therewith, a new investment fund under the Plan -- the “Employer Stock Fund” -- comprised of First Financial Northwest, Inc. Common Stock is being established.  (The formal name of the fund under the Plan is the “Qualifying Employer Securities Fund”).  Participants are also being given the opportunity, after the Offering, to direct future 401(k) Contributions under the Plan to the Employer Stock Fund.  Because it is actually the Plan that purchases the Employer Stock, participants would acquire a “participation interest” (expressed as units of the Employer Stock Fund) in the shares and would not own the shares directly.

          Prior to making a decision to direct the Trustee to purchase Common Stock, we strongly urge you to carefully review the prospectus and the prospectus supplement that accompany this investment election form.  Your decision to direct the transfer of amounts credited to your account balances to the Employer Stock Fund in order to purchase shares of Common Stock in connection with the Offering is irrevocable.  Notwithstanding this irrevocability, participants may transfer out some or all of their units in the Employer Stock Fund, if any, and into one or more of the Plan’s other investment funds at such times as are provided for under the Plan’s rules for such transfers.

          Investing in any stock entails some risks and we encourage you to discuss your investment decision with your investment advisor before completing this form.  Neither the Trustee, the plan administrator, nor any employee of the employer sponsor is authorized to make any representations about this investment.  You should not rely on any information other than information contained in the prospectus and the prospectus supplement in making your investment decision.

          Any shares purchased by the Plan based on your election will be subject to the conditions and restrictions otherwise applicable to Common Stock purchased directly by you in the Offering. These restrictions are described in the prospectus and the prospectus supplement.

2.       Investment Elections

          If you would like to participate in the Offering with amounts currently in your Plan, please complete the box below, indicating what dollar amount of each of your current funds you would like to transfer into the Employer Stock

Fund.   Thus, for example, if you elect in the box below to transfer $1,000 from your money market fund account balance to the Employer Stock Fund, the Trustee of the Plan will use $1,000 from your money market fund account to purchase 100 shares of Common Stock at a purchase price of $10.00 per share.  In no event can the total amount transferred exceed the total value of your accounts.

          In the event that the Trustee is unable to use the total amount that you elect in the box below to have transferred into the Employer Stock Fund to purchase Common Stock due to an oversubscription in the Offering, the amount that is not invested in the Employer Stock Fund will be retained on a pro-rata basis among your other Plan fund investments.

          Indicate the exact dollar amount to be transferred from one or more of the following funds into the Employer Stock Fund:

Dollar Amount	From Fund

$____________.00	Large-Cap Value I Separate Account
$____________.00	Large-Cap Blend I Separate Account
$____________.00	Large-Cap Stock Index Separate Account
$____________.00	Large Company Growth Separate Account
$____________.00	Mid-Cap Value I Separate Account
$____________.00	Mid-Cap Stock Index Separate Account
$____________.00	Mid-Cap Growth II Separate Account
$____________.00	Small-Cap Value I Separate Account
$____________.00	Small-Cap Stock Index Separate Account
$____________.00	Small Company Growth Separate Account
$____________.00	Diversified International Separate Account
$____________.00	International Small Company Separate Account
$____________.00	Bond Emphasis Balanced Separate Account
$____________.00	Russell LifePoints Conservative Strategy Separate Account
$____________.00	Russell LifePoints Moderate Strategy Separate Account
$____________.00	Russell LifePoints Balanced Strategy Separate Account
$____________.00	Russell LifePoints Growth Strategy Separate Account
$____________.00	Stock Emphasis Balanced Separate Account
$____________.00	Russell LifePoints Equity Growth Strategy Separate Account
$____________.00	Guaranteed Interest Account 3 year
$____________.00	Money Market Separate Account
$____________.00	Bond and Mortgage Separate Account
$____________.00	High Qual Interm-Term Bond Separate Account
$____________.00	U.S. Property Separate Account
$____________.00	Principal LifeTime 2010 Separate Account
$____________.00	Principal LifeTime 2020 Separate Account
$____________.00	Principal LifeTime 2030 Separate Account

$____________.00	Principal LifeTime 2040 Separate Account
$____________.00	Principal LifeTime 2050 Separate Account
$____________.00	Principal LifeTime Strategic Income Separate Account

Total Dollar Amount (Must equal the total of the dollar amounts indicated above)

$____________.00	Employer Stock Fund

Note:  If you do not complete this box, you will not participate in the offering by using your Plan funds.

3.       Purchaser Information.  The ability of participants in the Plan to purchase common stock in the conversion and reorganization and to direct their current account balances into the Employer Stock Fund is based upon the participant’s status as an eligible account holder, supplemental eligible account holder or other member.  Please indicate your status.

A.	☐	Eligible Account Holder - Check here if you were a depositor with $50.00 or more on deposit with First Savings Bank of Renton as of June 30, 2005.

B.	☐	Supplemental Eligible Account Holder - Check here if you were a depositor with $50.00 or more on deposit with First Savings Bank of Renton as of June 30, 2007, but are not an eligible account holder.

C.	☐

Other Member - Check here if you were a depositor with First Savings Bank of Renton as of July 31, 2007, the voting record date, but are not an eligible account holder or supplemental eligible account holder.

D.	☐	Directors, officers and employees - check here if you are a director, officer or employee of First Savings Bank Northwest and do not fall within the categories described above in A, B or C.

Account Title (Names on Accounts)	Account Number

4.       Participant Signature and Acknowledgment - Required

          By signing this investment election form, I authorize and direct the plan administrator and Trustee to carry out my instructions.  I acknowledge that I have been provided with and have received a copy of the prospectus and prospectus supplement relating to the issuance of Common Stock that accompany this investment election form.  I am aware of the risks involved in investing in Common Stock and understand that the Trustee, plan administrator nor any employee of the employer sponsor are not responsible for my choice of investment.  I understand that my failure to sign this acknowledgment will make this investment election form null and void.

I ACKNOWLEDGE THAT THE SHARES OF COMMON STOCK, $.01 PAR VALUE PER SHARE, OF FIRST FINANCIAL NORTHWEST, INC. ARE NOT DEPOSITS OR AN ACCOUNT AND ARE NOT FEDERALLY INSURED OR GUARANTEED BY FIRST FINANCIAL NORTHWEST, INC. OR BY THE FEDERAL GOVERNMENT.

          If anyone asserts that the shares of Common Stock are federally insured or guaranteed, or are as safe as an insured deposit, I should call the Office of Thrift Supervision Regional Director, Michael Finn, at (650) 746-7000.

Participant’s Signature: __________________________________________ Date Signed: ________________

* * *

This form must be completed and returned to the Stock Information Center,
208 Williams Avenue South, Renton, Washington, 98057,
by no later than
12 Noon, Pacific time, on September 18, 2007.